Filed by Constellation Energy Group, Inc.
(Commission File No. 1-12869)

Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:
FPL Group, Inc.
(Commission File No. 1-008841)

Forward-Looking Statements.  This filing includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements include, for example, statements regarding benefits of the proposed merger between Constellation Energy Group, Inc. (Constellation) and FPL Group, Inc. (FPL), the likelihood and timing of closing of the proposed merger, integration plans, expected synergies, anticipated future financial and operating performance and results, including estimates for growth. Any statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “believe,” “could,” “estimated,” “may,” “plan,” “potential,” “projection,” “target,” “outlook”) are not statements of historical facts and may be forward-looking. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. These risks and uncertainties include, for example, the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of FPL or Constellation stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that anticipated synergies will not be achieved or will take longer to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees, suppliers or governmental entities; unexpected transaction costs or liabilities; economic conditions; and other specific factors discussed in documents filed with the Securities and Exchange Commission by both FPL and Constellation. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Constellation will file with the SEC in connection with the proposed merger.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation.  Neither Constellation nor FPL undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this presentation.

Additional Information and Where to Find It.  Constellation and FPL intend to file a registration statement of Constellation on Form S-4 containing a joint proxy statement/prospectus of Constellation and FPL, which will include material relating to the meetings of shareholders to vote on the approval of matters related to the proposed transaction.  Investors and security holders of Constellation and FPL are urged to read the joint proxy statement/prospectus to be filed by Constellation and FPL and other relevant materials when they become available because they will contain important information about Constellation, FPL and the proposed transaction.  Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov.  In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtain free of charge from Constellation Energy, Shareholder Services, 750 East Pratt St., Baltimore, Maryland 21202, or from FPL, Shareholder Services, P.O. Box 14000, 700 Universe Blvd., Juno Beach, Florida 33408-0420.

No Offer or Solicitation.  This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation.  Constellation, FPL and their respective executive officers and directors may be deemed, under the rules of the Securities and Exchange Commission, to be participants in the solicitation of proxies from Constellation’s and/or FPL’s shareholders with respect to the proposed transaction.  Information regarding the officers and directors of Constellation is included in its definitive proxy statement for its 2005 annual meeting filed with the Securities and Exchange Commission on April 13, 2005.  Information regarding the officers and directors of FPL is included in its definitive proxy statement for its 2005 annual meetings filed with the Securities and Exchange Commission on April 5, 2005.  Information regarding J. Brian Ferguson, a director of FPL elected since the date of the filing of the 2005 definitive proxy statement, can be found in FPL’s filing on Form 10-Q dated August 4, 2005.  More detailed information regarding the identity of potential participants, and their interests in the solicitation, will be set forth in the joint proxy statement/prospectus and other materials to be filed with the Securities and Exchange Commission in connection with the proposed transaction.

Employee FAQs

Merger Overview

Q. What was announced on Dec. 19?

A. We announced that Constellation Energy and FPL Group, two of the strongest, fastest-growing and most successful energy companies in America, have agreed to merge and create North America’s No. 1 competitive energy supplier and the nation’s second largest electric utility portfolio.

Q. When does the merger become effective?

A. The proposed merger is expected to close in the second half of 2006.

Q. Why are we doing this?

A. The merger will create a combined enterprise with significantly more growth potential than either company could achieve on a stand-alone basis. The deal puts us in a better position to increase shareholder value. It will bring together two strong, successful industry leaders whose assets and skill sets fit very well together. In fact, these skills combine the best of the regulated utility and competitive energy businesses. The combined company will continue to provide outstanding service to its millions of customers.

Q. Is this a merger or was Constellation Energy sold to FPL Group?

A. This is a modified merger of equals, which will create the premier competitive energy company in North America. The combined company will be known as Constellation Energy with dual headquarters in Juno Beach, Fla. and Baltimore. FPL Group’s current CEO and chairman, Lewis Hay, will be CEO of the combined company. Mayo Shattuck will serve as chairman and E. Follin Smith will serve as chief financial officer.

Q. How long is the commitment to keep dual headquarters?

A. The two companies have committed to dual headquarters for at least five years, and have communicated that commitment to public and community leaders in each city.

Q. Which companies are staying in Baltimore, and which might go to Florida?

A. The dual headquarters for the combined company will be Baltimore and Juno Beach, Fla. As for individual business units, many of those decisions have yet to be made. It has been determined that Constellation Energy Commodities Group, Constellation NewEnergy, BGE HOME and Constellation Energy Projects & Services, will continue in their current locations in Baltimore and elsewhere. BGE stays and remains with the same name as an independent utility. Fellon-McCord and CNE - Gas will remain in Louisville, Ky. Fossil and renewable generation will be headquartered in Juno Beach, Fla. It’s not clear at this stage whether at some point there will be relocation of other functions from either headquarter city.

Q. What are some specific benefits of the merger?

A. The main benefit is that it will help us achieve a higher level of profitable growth by creating a larger, more efficient company. Constellation Energy and FPL Group, and our respective assets and skill sets, fit very well together. FPL Group has generation assets in key markets, such as Texas and New England, where Constellation Energy serves considerable load but owns little generation. The merger will enable us to realize savings in fleet management with the expanded nuclear portfolio, which will double in size to 11 units.

Employees

Q. How will this affect Constellation Energy employees?

A. There will be no immediate impact and it is anticipated there will be little to no impact through 2006. While the merger is proceeding through the regulatory review process, Constellation Energy will remain an independent company and will continue to focus on its current business plans and objectives. In fact, it’s very important employees stay focused on their current responsibilities.

Q. When the merger is closed will there be job losses?

A. That isn’t known at this time, but any necessary staff reductions will be achieved through normal attrition wherever possible. It’s estimated the merger will result in approximately $200-$250 million of annual savings after the combined company has been in operation for three years. That savings number can be reached in a variety of ways, including growth of the businesses and through jobs lost through normal attrition. There is relatively little overlap in our geographic territories and operations. We would expect the level of organizational redundancy to be relatively low, and largely confined to corporate staff functions.

Q. If jobs must be cut, how will that be determined?

A. An analysis will be done in 2006 to identify redundant job functions at the two companies. This analysis will be carried out by integration teams with representation from both companies. Again, these overlapping functions may be addressed through normal attrition. It’s also important to keep in mind that the combined company will be committed to a growth strategy and could well be adding positions in some areas of the business.

Q. When will I know whether, and how, the transaction will affect me?

A. That has not been determined. The regulatory review process for the merger is expected to take between nine and 12 months from December 2005. During that time integration teams will analyze a host of personnel and operational decisions will be announced when appropriate.

Benefits

Q. How do the benefit programs, salary structures, etc., of Constellation Energy and FPL Group compare?

A. Detailed information on that topic will be developed by the integration team and communicated to employees as soon as decisions are made.

Q. Long term, how will this affect my pay, benefits, 401K or pension?

A. Each company offers competitive compensation and employee benefits, including 401K and retirement plans. Until the merger is closed, employees will continue under their current plans. The combined company will develop its own pay and benefits policies.

Q. Will early retirement packages be offered?

A. Those decisions will be made by the individual companies and the integration team and communicated when decisions are made.

Q. Will employee bonuses be affected by the transaction?

A. 2005 bonuses will still be paid in the first quarter of 2006. The companies are expected to remain separate and independent through most, if not all, of 2006 while the merger is undergoing regulatory review. Once the combined company is formed, it will adopt its own pay and benefits policies.

Strategy

Q. What’s our strategy? Utility or competitive markets?

A. Both. The company is committed to a growth strategy and this combination will allow the combined company to grow beyond what either company could have achieved individually. Our goal is to achieve a balanced mix of regulated and competitive businesses, because experience has shown that both are necessary for each to grow and thrive. This merger is about creating a combined enterprise very well positioned for long-term strength, growth and success.

Q. Does this mean Constellation Energy is retreating from competitive markets?

A. No, just the opposite. This merger is about growth - and the competitive sector is where that growth can best be achieved. Constellation Energy is the market leader in the competitive sector and fully intends to maintain and broaden that role. This merger puts the competitive segment of the business on a stronger footing financially, and in terms of merchant assets. Competitive markets across North America remain robust, particularly at a time of rising commodity prices. Now more than ever, customers need competitive suppliers.

Q. What is Constellation Energy doing to retain its competitive customers between now and transaction closing?

A. Customers across our lines of business will be contacted to let them know that we will remain 100 percent focused on their needs and our responsibilities. The most important message for all Constellation Energy customers is that we will continue to serve them exactly as before, providing the highest level of customer service and support. We’ll also be letting them know about the long-term benefits of the merger.

Q. What can Constellation Energy and FPL Group do better together than they could do separately?

A. Many things. For example, FPL Group is a leader in wind energy, an area in which Constellation Energy has little experience. While FPL Group has competitive businesses, it will gain access to Constellation Energy’s risk management and customer-facing competitive businesses, each market leaders in the wholesale and retail sectors. Most important, FPL Group and Constellation Energy can grow more profitably together than separately. This merger doubles our size, combining a leading customer-facing and risk-management operation with a greatly expanded generation asset base.

Integration Planning

Q. Beyond Lewis Hay, Mayo Shattuck and Follin Smith, who will be the senior leaders of the combined company?

A. In addition to Hay, Shattuck and Smith, Jim Robo has been selected to head up Regulated Utilities and Generation and Moray Dewhurst will be in charge of Transition & Integration for the combined Constellation Energy. Armando Olivera and Ken DeFontes will remain in their respective positions at each of the utilities. Additional operational decisions will be made by the integration team, on which both companies will be represented.

Q. Will any joint marketing programs begin prior to merger completion?

A. No. Until the transaction is completed, both companies will remain legally separate entities and, as such, both must and will continue to pursue their respective marketing programs and other business activities on a stand-alone basis, exactly as before.

Q. As a Constellation Energy employee, should I contact my counterparts at FPL Group to discuss transition plans?

A. Not unless you are explicitly authorized to do so. All operational decisions will be made by a designated integration team, on which both companies will be represented. That group will make those decisions based on what makes the most sense for the combined enterprise, its customers and its shareholders. It’s important to remember at all times that until the merger transaction is completed, Constellation Energy and FPL Group are legally and operationally separate companies. Until the transaction is completed, both companies must and will continue to pursue their respective business activities as separate, stand-alone enterprises, exactly as before.

Q. Will any FPL Group employees be relocated to Baltimore?

A. It is anticipated the respective utility operations will operate independently much as they do today. Long term, we would expect to gain value by combining operations of FPL Group’s and Constellation Energy’s competitive businesses. The competitive businesses will be based in Baltimore and at this point it’s not clear if some positions may move to other locations.

Community

Q. Will the combined company live up to its community commitments in Baltimore?

A. Yes. Both Constellation Energy and FPL Group have stellar records for community support and local sponsorships. Each has made a long-term pledge to maintain or increase current levels of local giving and support to those communities.

Shareholders

Q. I’m a stockholder of Constellation Energy. Do I need to take any action?

A. You will receive information in an upcoming proxy statement.

Q. When will I receive proxy materials to vote on the deal?

A. That has not yet been determined, but every shareholder will have sufficient time to carefully review the materials before voting on the transaction or taking any other action.